

Advantage Provides Operational Update

Glacier Montney Development Outperforms
2016 Operating & Financial Targets

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, January 18, 2017 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report that our 2016 operating and financial results outperformed the Corporation's previously disclosed guidance targets. Fourth quarter production, 2016 annual production, operating costs and cash flow were at or exceeded the higher end of guidance reinforcing our industry leading efficiencies, operational expertise and the exceptional quality of Advantage's Glacier Montney resource play.

Fourth quarter 2016 production was up 42% to a record 221 mmcfe/d (36,833 boe/d), representing production growth per share of 32% compared to the same period in 2015 and up from 215 mmcfe/d during the third quarter of 2016. Annual 2016 production was up 44% and 36% on a per share basis to 203 mmcfe/d (33,833 boe/d). Liquids production was up 494% on an annual basis as compared to 2015 and averaged 949 bbls/d (75% C5+) in the fourth quarter of 2016, slightly lower than the third quarter of 2016 due to Pembina Pipeline Corporation's planned maintenance in October. The Corporation's strategy to maintain excess Montney well productivity and to retain available processing capacity at its 100% owned Glacier gas plant provided operational flexibility to capitalize on strengthening gas prices and to offset TransCanada Pipeline Limited's ("TCPL") sales gas transportation restrictions during the fourth quarter of 2016.

Operating costs in the fourth quarter of 2016 were reduced by 37% to a record low of $0.22/mcfe ($1.32/boe) **and reduced on an annual basis by 25% to $0.27/mcfe ($1.62/boe)** compared to the same periods of 2015. This outstanding achievement was made possible by Advantage's continued focus on operational excellence and through the dedicated efforts of our Montney team.

Strong cash flow growth resulted in $39 million of surplus cash (funds from operations less capital expenditures) during 2016. During the fourth quarter of 2016 Advantage's operating netback of $2.83/mcfe ($16.98/boe) generated a 73% increase in cash flow to $55 million and a 58% increase in cash flow per share to $0.30 as compared to the same quarter of 2015. Annual cash flow was up 35% to $167 million and up 28% on a per share basis to $0.92. Capital spending during the fourth quarter of 2016 was $30 million and $128 million for 2016 resulting in year-end total debt of $159 million (includes working capital deficit) and a year-end total debt to 2016 cash flow of approximately 1.0x. These achievements were attained despite an average daily AECO natural gas price of $2.11/mcf during 2016.

(References to 2016 operational and financial results are estimates only and have not been reviewed or audited by our independent auditor. Advantage is expected to release its fourth quarter and audited year-end results after markets close on March 2, 2017 which results will include additional information)

Strong Well Results, Available Plant Capacity, 100% Firm Service and Additional Montney Land Acquisitions Sets the Foundation for 2017 Growth and Beyond

In December 2016, four Montney wells from our recently completed eight well pad were brought on-production (please refer to the Advantage press release dated October 12, 2016). These four wells demonstrated exceptional results with restricted individual well production rates ranging from 8.5 to 12.5 mmcf/d after one month of continuous production. Of particular note is that these four wells are still substantially rate restricted to limit sand flow back with current flowing pressures ranging from 7,900 to 17,900 kpa, well above our average gas gathering system pressure of 3,000 kpa. Management estimates that these four wells could produce at a combined production rate of approximately 65 mmcf/d at our average gas gathering system pressure of 3,000 kpa.

Available processing capacity at Advantage's 100% owned Glacier gas plant was successfully utilized to offset TCPL sales gas pipeline restrictions during 2016 and particularly during the fourth quarter when firm service restrictions were more pronounced. Advantage's current raw gas processing capacity of 260 mmcf/d at our Glacier plant is expected to provide operational flexibility in support of our 2017 annual production sales target of 236 mmcfe/d. The Corporation's ongoing Glacier plant expansion project to increase processing capacity to 400 mmcf/d (66,670 boe/d) is progressing with major equipment orders secured. Contruction is anticipated to commence during the second half of 2017 with completion targeted by the second quarter of 2018. This expansion will provide Advantage with available plant capacity and operational flexibility through to and beyond 2019.

In conjunction with our three-year development plan to increase production to 316 mmcfe/d (52,670 boe/d) in 2019, Advantage has secured 100% firm transportation service from TCPL to match our annual production targets and has requested additional transportation service for continued growth beyond 2019.

During 2016, Advantage increased its Montney land holdings by 12% through the acquisition of 16 sections of new Montney lands (100% owned) through Alberta Government land sales and producer transactions. The acquired lands were high graded and targeted based on our geotechnical interpretation and purchased for a total cost of $6 million during the lower natural gas commodity price environment.

Commodity Risk Management Program Provides Downside Protection & Market Diversification

Advantage has hedged 45% of its 2017 forecast natural gas production at an average AECO price of Cdn $3.19/mcf, 22% of 2018 estimated natural gas production at an average AECO price of Cdn $3.02/mcf and 18% of first quarter 2019 estimated natural gas production at an average AECO price of Cdn $3.00/mcf. Additionally, we have secured Henry Hub to AECO basis differentials of US$0.85/mmbtu on 25,000 mmbtu/d for calendar 2018 and 2019 to diversify our natural gas markets.

We believe taking a disciplined approach to managing commodity price risk for 2018 and beyond will be prudent as supply and demand fundamentals are expected to remain volatile.

The Corporation's operational flexibility combined with its strong balance sheet, Montney leading low cost structure and commodity risk management program provides a solid foundation for Advantage's future growth plans which are anticipated to provide strong investment returns. We look forward to reporting on our progress as we continue to advance the Corporation's Montney development program.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005

OR

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, estimates of calendar 2016 surplus cash flow; 2016 operating costs, operating netbacks, cash flow per share and year-end 2016 total debt to cash flow; references to Glacier plant expansion, production targets for 2017 and beyond and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; anticipated number of frac stages per well; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will continue to have credit available under its credit facility; available pipeline capacity; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; that the Corporation will be able to drill, complete and tie-in wells in the manner, on the timing and at the cost described herein; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the year ended December 31, 2017 are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2017, Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2017 expected drilling and completion activities and available pipeline capacity.

Management has included the above summary of assumptions and risks related to forward-looking information provided above and in its continuous disclosure documents filed on Sedar in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained herein are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, initial test production rates, and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"), including total debt to trailing cash flow ratio. Total debt to trailing cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit, divided by funds from operations for the prior twelve month period. Management believes that such financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures.

This press release and, in particular the information in respect of the Corporation's prospective annual cash flow, operating costs, corporate cash costs and debt to trailing cash flow, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. FOFI contained in this press release was made as of the date of this press release and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

The following abbreviations used in this press release have the meanings set forth below:

boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcf	million cubic feet
mmcf/d	million cubic feet per day
mmcfe	million cubic feet equivalent
mmcfe/d	million cubic feet equivalent per day